Exhibit 99.4
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE
     We review all transactions and relationships in which Radio One and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. In addition, our Code of Ethics requires our directors, executive officers and principal financial officers to report to the board or the audit committee any situation that could be perceived as a conflict of interest. Once a related person transaction has been identified, the board of directors may appoint a special committee of the board to review and, if appropriate, approve such transaction. The special committee will consider the material facts, such as the nature of the related person’s interest in the transaction, the terms of the transaction, the importance of the transaction to the related person and to us, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, and other matters it deems appropriate. As required under the SEC rules, we disclose in the proxy statement related party transactions that are directly or indirectly material to us or a related person.
WDBZ-AM Cincinnati
     In March 2007, Radio One signed an agreement to acquire the assets of WDBZ-AM, a Cincinnati radio station, from Blue Chip Communications, Inc. (“Blue Chip”) for approximately $2.6 million in seller financing. Blue Chip is wholly owned by Mr. L. Ross Love, a director of Radio One, who until August 2006 was also a member of Radio One’s audit committee. The transaction was approved by an independent committee appointed by the board of directors, comprised of Mr. D. Geoffrey Armstrong and Mr. Brian McNeill, both independent directors. Radio One retained the firm of Bond & Pecaro to provide a fair value appraisal for the station. Bond & Pecaro appraised the station for $3.4 million as of October 2006. Radio One continues to operate WDBZ-AM under a local management agreement for no annual fee pending completion of the purchase, which is expected to take place in the second half of 2007.
WDMK-FM Transmitter
     In September 2006, Bell Broadcasting Company, a Radio One subsidiary, purchased the transmitter site for WDMK-FM for $925,000 from American Signaling Corporation, a wholly-owned subsidiary of Syndicated Communications Venture Partners II, L.P. (“Syncom Partners”). Terry L. Jones is a general partner of Syncom Partners, with a 6.7% equity interest, and is also a member of Radio One’s board of directors. The terms of the transaction were approved by an independent committee appointed by the board of directors. Prior to the purchase, Radio One leased the transmitter site from Syncom Partners under terms that we believe were not materially different than if the agreement were with an unaffiliated third party. The annual rent for the tower space was $75,000 per year, and rent paid in 2006 was $50,000.
Music One, Inc.
     Ms. Hughes and Mr. Liggins own a music recording company called Music One, Inc. (“Music One”). In 2006, Music One paid Radio One a total of $169,000 for office space and administrative services provided to Music One in 2005 and 2006. Radio One paid $5,900 to or on behalf of Music One in 2006, primarily for a market event and travel reimbursement. Radio One sometimes promotes the recorded music product of Music One. Based on the cross-promotional value received by Radio One, we believe that the provision of such promotion is fair to Radio One; there were no cash, trade or no-charge orders placed by Music One in 2006.
Executive Officers’ Loans
     In 1999, we extended an unsecured loan to Scott R. Royster in the amount of $87,564, evidenced by a demand promissory note, at an annual interest rate of 5.56%. As of December 31, 2006, the aggregate outstanding principal balance and accrued interest on this loan was approximately $133,000. The purpose of the loan was to pay Mr. Royster’s tax liability with respect to a restricted stock grant.
     In connection with his employment agreement, Mr. Royster agreed to purchase from us and we agreed to sell to him 333,334 shares of Class A common stock and 666,666 shares of Class D common stock, each for a purchase price of $7.00 per share. The purchase price for such shares was funded by a loan from us in 2000, at a variable rate (based on the applicable market rate published by the Internal Revenue Service), evidenced by a full recourse promissory note maturing in 2010. As of December 31, 2006, the outstanding principal balance and accrued interest on the loan was approximately $1.6 million.
     In 1999, we extended an unsecured loan to Ms. Mary Catherine Sneed, former Chief Operating Officer, in the amount of $262,539, at an annual interest rate of 5.56%. The purpose of the loan was to pay the tax liability with respect to incentive grants of Radio One of Atlanta, Inc. stock received by Ms. Sneed. In July 2006, Ms. Sneed paid $407,000 in cash to satisfy this loan in full, after she left the Company.
Controlled Company Exemption
     We are a “controlled company” under rules governing the listing of our securities on the NASDAQ Stock Market because more than 50% of our voting power is held by Catherine L. Hughes, our Chairperson of the Board and Secretary, and Alfred C. Liggins, III, our CEO, President and Treasurer. See Exhibit 99.3,“Security Ownership of BeneficialOwners and Management” above. Therefore, we are not subject to NASDAQ Stock Market listing rules that would otherwise require us to have (i) a majority of independent directors on the board; (ii) a compensation committee composed solely of independent directors; (iii) a nominating committee composed solely of independent directors; (iv) compensation of our executive officers determined by a majority of the independent directors or a compensation committee composed solely of independent directors; and (v) director nominees selected, or recommended for the board’s selection, either by a majority of the independent directors or a nominating committee composed solely of independent directors.